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SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                ORANGE-CO, INC.
                           (NAME OF SUBJECT COMPANY)

     RESERVOIR CAPITAL MANAGEMENT, L.L.C., RESERVOIR CAPITAL GROUP, L.L.C., RESERVOIR CAPITAL PARTNERS, L.P., RESERVOIR CAPITAL ASSOCIATES, L.P.,
          RESERVOIR CAPITAL MASTER FUND, L.P. AND OJ ACQUISITION CORP.
                                   (BIDDERS)

                          COMMON STOCK, $.50 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   684177108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 CRAIG A. HUFF
                                GREGG M. ZEITLIN
                        RESERVOIR CAPITAL GROUP, L.L.C.
                         650 MADISON AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 610-9000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:
                                MARK L. WEISSLER
                      MILBANK, TWEED, HADLEY & MCCLOY LLP
                            1 CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5000
                           CALCULATION OF FILING FEE
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--------------------------------------------------------------------------------

            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
---------------------------------------------------------------------------------------------
                 $34,421,205                                       $6,884
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

 * For purposes of calculating the filing fee only. Based upon 4,904,315 shares of common stock, par value $.50 per share, of Orange-co, Inc. outstanding and not owned by Parent on October 1, 1999, plus the number of Shares issuable upon the exercise of all outstanding options and warrants.

** The fee, calculated in accordance with Rule 0-11(d) of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.


Amount Previously Paid:  None                                Filing Party:  Not applicable
Form or Registration No.:  Not applicable                    Date Filed:  Not applicable

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

CUSIP NO. 684177108                    14D-1                   Page 1 of 6 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Reservoir Capital Management, L.L.C.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Sources of Funds
    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person
    5,405,660
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
    [ ]
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
    52.4%
--------------------------------------------------------------------------------
10.  Type of Reporting Person
     OO

CUSIP NO. 684177108                 14D-1                Page 2 of 6 Pages
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Reservoir Capital Group, L.L.C.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Sources of Funds
    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person
    5,405,660
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
    [ ]
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
    52.4%
--------------------------------------------------------------------------------
10.  Type of Reporting Person
     OO

CUSIP NO. 684177108                 14D-1                Page 3 of 6 Pages
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Reservoir Capital Partners, L.P.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Sources of Funds
    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person
    4,634,272
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
    [ ]
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
    44.9%
--------------------------------------------------------------------------------
10.  Type of Reporting Person
     OO

CUSIP NO. 684177108                    14D-1                   Page 4 of 6 Pages
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Reservoir Capital Associates, L.P.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Sources of Funds
    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person
    12,433
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
    [ ]
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
    0.1%
--------------------------------------------------------------------------------
10.  Type of Reporting Person
     OO

CUSIP NO. 684177108                    14D-1                   Page 5 of 6 Pages
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Reservoir Capital Master Fund, L.P.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Sources of Funds
    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person
    758,955
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
    [ ]
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
    7.4%
--------------------------------------------------------------------------------
10.  Type of Reporting Person
     OO

CUSIP NO. 684177108                    14D-1                   Page 6 of 6 Pages
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    OJ Acquisition Corp.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Sources of Funds
    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person
    5,405,660
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
    [ ]
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
    52.4%
--------------------------------------------------------------------------------
10.  Type of Reporting Person
     OO

     This Schedule 14D-1 Tender Offer Statement and Amendment No. 5 to Schedule 13D relates to the offer by OJ Acquisition Corp., a Florida corporation ("Purchaser"), all the stock of which is owned by Reservoir Capital Partners, L.P., a Delaware limited partnership ("RCP"), Reservoir Capital Associates, L.P., a Delaware limited partnership ("RCA") and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands ("RCMF"), to purchase all outstanding shares of common stock, par value $.50 per share (the "Shares"), not owned by them, of Orange-co, Inc., a Florida corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. The general partner of each of RCP, RCA and RCMF is Reservoir Capital Group, L.L.C., a Delaware limited liability company ("RCG"), whose managing member is Reservoir Capital Management, L.L.C., a Delaware limited liability company ("RCM" and, together with RCP, RCA, RCMF and RCG, the "Parent"). Purchaser has been formed by Parent in connection with the Offer and the transactions contemplated thereby.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Orange-co, Inc. The address of the Company's principal executive offices is 2020 U.S. Highway 17 South, P.O. Box 2158, Bartow, Florida 33831.

     (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is being filed on behalf of Parent and Purchaser for purposes of the Schedule 14D-1. Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and Purchaser") and Schedule I (Control Persons and Executive Officers of Parent and Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, none of Parent or Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule I (Control Persons and Executive Officers of Parent and Purchaser) of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

     (g) Reference is hereby made to the information set forth in Schedule I (Control Persons and Executive Officers of Parent and Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and Purchaser"), Section 10 ("Background of the Offer; Purchase of Shares; Past Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Purchase of Shares; Past Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company"), Section 12 ("Source and Amount of Funds") and
Section 13 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and Purchaser") and Section 10 ("Background of the Offer; Purchase of Shares; Past Contacts with the Company").

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and Purchaser"), Section 10 ("Background of the Offer; Purchase of Shares; Past Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Reference is hereby made to the information set forth in the "Introduction," Section 10 ("Background of the Offer; Purchase of Shares; Past Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

     (b)-(c) Reference is hereby made to the information set forth in the "Introduction," Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

     (e) Reference is hereby made to the information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

     (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


  (a)(1)                --   Offer to Purchase, dated October 1, 1999.
  (a)(2)                --   Letter of Transmittal.
  (a)(3)                --   Letter to Brokers, Dealers, Commercial Banks, Trust
                             Companies and Nominees.
  (a)(4)                --   Letter to Clients for Use by Brokers, Dealers, Commercial
                             Banks, Trust Companies and Nominees.
  (a)(5)                --   Notice of Guaranteed Delivery.
  (a)(6)                --   Guidelines for Certification of Taxpayer Identification
                             Number on Substitute Form W-9.
  (a)(7)                --   Form of Summary Advertisement dated October 1, 1999.
  *(c)(1)               --   Letter of Intent, dated as of July 14, 1999, by and among
                             Ben Hill Griffin, III, Ben Hill Griffin, Inc. and Reservoir
                             Capital Group, L.L.C.
  *(c)(2)               --   Letter of Intent, dated as of July 14, 1999, by and among
                             Pasco Acquisition, Inc., the Company, Ben Hill Griffin, III,
                             Ben Hill Griffin, Inc. and Reservoir Capital Group, L.L.C.
  +(c)(3)               --   Extension Letter, dated as of August 19, 1999, by and among
                             Ben Hill Griffin, III, Ben Hill Griffin, Inc., Reservoir
                             Capital Group, L.L.C. and Pasco Acquisition, Inc.
  ++(c)(4)              --   Second Extension Letter, dated as of September 10, 1999, by and among Ben Hill Griffin, III, Ben Hill Griffin, Inc.,
                             Reservoir Capital Group, L.L.C. and Pasco Acquisition, Inc.
  +++(c)(5)             --   Third Extension Letter, dated as of September 17, 1999, by and among Ben Hill Griffin, III, Ben Hill Griffin, Inc.,
                             Reservoir Capital Group, L.L.C. and Pasco Acquisition, Inc.
  ++++(c)(6)            --   Agreement and Plan of Merger, dated as of September 27,
                             1999, by and among the Company, Purchaser and Parent.
  ++++(c)(7)            --   Agreement, dated as of September 27, 1999, by and among
                             Reservoir Capital Partners, L.P., Reservoir Capital
                             Associates, L.P., Reservoir Capital Master Fund, L.P., OJ
                             Acquisition Corp. and Pasco Acquisition, Inc.
  (d)                   --   Not applicable.
  (e)                   --   Not applicable.
  (f)                   --   Not applicable.

---------------

*            Filed as an exhibit to Parent's Schedule 13D dated July 26,
             1999 and incorporated herein by reference.
+            Filed as an exhibit to Parent's Schedule 13D -- Amendment
             No. 1 dated August 23, 1999 and incorporated herein by reference.
++           Filed as an exhibit to Parent's Schedule 13D -- Amendment
             No. 2 dated September 14, 1999 and incorporated herein by reference.
+++          Filed as an exhibit to Parent's Schedule 13D -- Amendment
             No. 3 dated September 21, 1999 and incorporated herein by reference.
++++         Filed as an exhibit to Parent's Schedule 13D -- Amendment
             No. 4 dated September 30, 1999 and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 1999
                                          RESERVOIR CAPITAL MANAGEMENT, L.L.C.

                                          By: /s/ Daniel H. Stern

                                            ------------------------------------
                                            Name: Daniel H. Stern
                                            Title: President

                                          RESERVOIR CAPITAL GROUP, L.L.C.

                                          By: /s/ Daniel H. Stern

                                            ------------------------------------
                                            Name: Daniel H. Stern
                                            Title: President

                                          RESERVOIR CAPITAL PARTNERS, L.P.

                                          By: Reservoir Capital Group, L.L.C.,
                                            General Partner

                                          By: /s/ Daniel H. Stern

                                            ------------------------------------
                                            Name: Daniel H. Stern
                                            Title: President

                                          RESERVOIR CAPITAL ASSOCIATES L.P.

                                          By: Reservoir Capital Group, L.L.C.,
                                            General Partner

                                          By: /s/ Daniel H. Stern

                                            ------------------------------------
                                            Name: Daniel H. Stern
                                            Title: President

                                          RESERVOIR CAPITAL MASTER FUND, L.P.

                                          By: Reservoir Capital Group, L.L.C.,
                                            General Partner

                                          By: /s/ Daniel H. Stern

                                            ------------------------------------
                                            Name: Daniel H. Stern
                                            Title: President

                                          OJ ACQUISITION CORP.

                                          By: /s/ Craig A. Huff

                                            ------------------------------------
                                            Name: Craig A. Huff
                                            Title: President

                                 EXHIBIT INDEX

  (a)(1)                --   Offer to Purchase, dated October 1, 1999.
  (a)(2)                --   Letter of Transmittal.
  (a)(3)                --   Letter to Brokers, Dealers, Commercial Banks, Trust
                             Companies and Nominees.
  (a)(4)                --   Letter to Clients for Use by Brokers, Dealers, Commercial
                             Banks, Trust Companies and Nominees.
  (a)(5)                --   Notice of Guaranteed Delivery.
  (a)(6)                --   Guidelines for Certification of Taxpayer Identification
                             Number on Substitute Form W-9.
  (a)(7)                --   Form of Summary Advertisement dated October 1, 1999.
  *(c)(1)               --   Letter of Intent, dated as of July 14, 1999, by and among
                             Ben Hill Griffin, III, Ben Hill Griffin, Inc. and Reservoir
                             Capital Group, L.L.C.
  *(c)(2)               --   Letter of Intent, dated as of July 14, 1999, by and among
                             Pasco Acquisition, Inc., the Company, Ben Hill Griffin, III,
                             Ben Hill Griffin, Inc. and Reservoir Capital Group, L.L.C.
  +(c)(3)               --   Extension Letter, dated as of August 19, 1999, by and among
                             Ben Hill Griffin, III, Ben Hill Griffin, Inc., Reservoir
                             Capital Group, L.L.C. and Pasco Acquisition, Inc.
  ++(c)(4)              --   Second Extension Letter, dated as of September 10, 1999, by and among Ben Hill Griffin, III, Ben Hill Griffin, Inc.,
                             Reservoir Capital Group, L.L.C. and Pasco Acquisition, Inc.
  +++(c)(5)             --   Third Extension Letter, dated as of September 17, 1999, by and among Ben Hill Griffin, III, Ben Hill Griffin, Inc.,
                             Reservoir Capital Group, L.L.C. and Pasco Acquisition, Inc.
  ++++(c)(6)            --   Agreement and Plan of Merger, dated as of September 27,
                             1999, by and among the Company, Purchaser and Parent.
  ++++(c)(7)            --   Agreement, dated as of September 27, 1999, by and among
                             Reservoir Capital Partners, L.P., Reservoir Capital
                             Associates, L.P., Reservoir Capital Master Fund, L.P., OJ
                             Acquisition Corp., and Pasco Acquisition, Inc.
  (d)                   --   Not applicable.
  (e)                   --   Not applicable.
  (f)                   --   Not applicable.

---------------

*            Filed as an exhibit to Parent's Schedule 13D dated July 26,
             1999 and incorporated herein by reference.
+            Filed as an exhibit to Parent's Schedule 13D -- Amendment
             No. 1 dated August 23, 1999 and incorporated herein by reference.
++           Filed as an exhibit to Parent's Schedule 13D -- Amendment
             No. 2 dated September 14, 1999 and incorporated herein by reference.
+++          Filed as an exhibit to Parent's Schedule 13D -- Amendment
             No. 3 dated September 21, 1999 and incorporated herein by reference.
++++         Filed as an exhibit to Parent's Schedule 13D -- Amendment
             No. 4 dated September 30, 1999 and incorporated herein by reference.